Exhibit 99.1

Stellantis to Announce Third Quarter 2026
Financial Results on October 28

AMSTERDAM, October 15, 2026 – Stellantis N.V. announced that it will release its Third Quarter 2026 Financial Results on Wednesday, October 28, 2026.

A live audio webcast and conference call will take place at 1:00 p.m. CET / 8:00 a.m. EDT, with the related press release and presentation materials expected to be posted in the Investors section of the Company’s website at approximately 8:00 a.m. CET / 3:00 a.m. EDT.

Access to details for the presentation are available in the Investors section of the Company’s corporate website. A replay will be available following the live event.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +1 947 252 3969 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com